U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2001

                         TRAMFORD INTERNATIONAL LIMITED
                           West Tower, Shun Tak Centre
                                 Room 1010-1012
                               200 Connaught Road
                               Central, Hong Kong
                    (Address of principal executive offices.)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F __X__            Form 40-F _____ .

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes _____                  No __X__ .

     If "Yes" marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        FOUR SEASONS HOTELS INC.




Date: October 4, 2001                   /s/  Michael Siu
                                        -----------------------------------
                                        By:  Michael Siu
                                             Chief Financial Officer

Tramford Announced June 30, 2001 Interim Results

HONG KONG, September 25, 2001/PRNewswire/ - Tramford International Limited (NASDAQ: TRFDF) announced today its unaudited consolidated results for the period ended June 30, 2001 (the "2001 Period"). Net loss for the 2001 Period amounted to US$292,000, an increase of US$274,000, compared to US$18,000 of the period ended June 30, 2000 (the "2000 Period"), due primarily to the amortization of consolidation goodwill and intangible assets amounted to US$297,000.

The Company acquired the BHL Networks Technology Co. Ltd. In June 2001 to step into the network and software development industry in the People's Republic of China ("PRC"), a promising market with huge business opportunities. "Through a year of restructuring the development strategy and reallocating the resources for our future growth after the acquisition, we are now ready to take off," Said Jiang Xin Hao, the Company's CEO. "Our products, particularly the Internet/Intranet Physical Separation Security Solution ("IPSSS"), are welcomed by the governmental institutions. We are now going to expand into other markets such as the financial institutions, logistics networks, transportation, etc. These industries are the most fast growing markets in the coming years. Facing the coming keen competitions from foreign enterprises after PRC's participation into the WTO, upgrading of their services through IT will be the essential way for local enterprises to maintain their competitive advantages, thus causing opportunities for us."

"Short-term losses are budgeted but we will put efforts in controlling it," Said Michael Siu, the Company's CFO. "Our focus shall be the market's future growth. We believe the specific background of our shareholders can assist positively in our business development."

This news release includes forward-looking statements that are made pursuant to the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. While these statements are made to convey to the public the company's progress, business opportunities, and growth prospects, readers are cautioned that such forward-looking statements represent management's opinion. While management believes such representation to be true and accurate based on the information available to the company, actual results may differ materially from those described. The company's operations and business prospects are always subject to risk and uncertainties. Important factors that may cause actual results to differ are set forth in Tramford International Limited's periodic filings with the U.S. Securities and Exchange Commission.

For further information:
Michael Siu
Chief Financial Officer
Tel:    011-852-25479800
Fax:    011-852-25473511
E-mail: tramford @hotmail.com

TRAMFORD INTERNATIONAL LIMITED

FINANCIAL SUMMARY TABLE (UNAUDITED)

(Amount expressed in thousand, except per share data)


                                                 2000 Period         2001Period
                                     Note                US$                US$

Net sales                             1                    -                506

Operating loss                        2                  212                571

Net loss                                                  18                292

Net loss per share                                     0.002              0.042

Weighted average common

    Shares outstanding                                 6,906              6,906


                                              As at June 30,     As at June 30,
                                                        2000               2001
                                                         US$                US$

Total assets                          3                8,983             12,113

Total liabilities                     4                  516              3,234

Shareholders' equity                  5                8,468              8,368

Note 1: Net sales

An analysis of the net sales for the 2001 Period is as follows:

                                                         US$                  %

Sales of goods                                            38                7.5

Provision of services                                    468               92.5
                                                       -----            -------
                                                         506              100.0
                                                       =====            =======

Prior to the formal approval of sale of the IPSSS was obtained in August 2001, the sales of goods were limited. The sales for the 2001 Period mainly represented the agency sales of security products.


Note 2: Operating loss

Operating loss was incurred after deducting the following items: -

                                                                            US$

Amortization of consolidation goodwill                                      201

Amortization of intangible assets                                            96

Depreciation                                                                 38

Note 3:   Total assets

                                                        2000               2001

                                                         US$                US$


Cash and cash equivalents                              5,167              6,158

Fixed assets                                               -                243

Consolidation goodwill                                     -              1,830

Intangible assets                                          -                362

Research and development costs capitalized                 -                111

Other assets                                           3,816              3,409
                                                     -------            -------

                                                       8,983             12,113
                                                     =======            =======


Note 4: Total liabilities

                                                        2000               2001

                                                         US$                US$


Accounts payables                                         --                 43

Accrued wages                                             --                 57

Tax payables                                              --                 80

Contract income received in advance                       --                105

Other payables and accruals                              516              2,949
                                                      ------            -------
                                                         516              3,234
                                                      ======            =======


Other payables and accruals mainly represented the purchase consideration payable on the acquisition of the BHLNet amounting to US$2,272.

Note 5: Shareholders' equity

                                                        2000               2001

                                                         US$                US$

Share capital and additional paid-in capital          22,681             22,681

Accumulated losses                                   (14,205)           (14,305)

Translation adjustments                                   (8)                (8)
                                                   ---------            -------
                                                       8,468              8,368
                                                   =========            =======


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